UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date March 12, 2009
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE Alternext US : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS ANNOUNCES INCREASING PRODUCTION, START OF POSITIVE OPERATING CASH FLOW AND FISCAL 2008 RESULTS

March 12, 2009 – Vancouver, British Columbia – Minefinders Corporation Ltd. announced increased production in February 2009, compared to January 2009 and the commencement of positive operating cash flow at the Dolores open pit mine in Chihuahua, Mexico. The Company also reported its financial results for the year ended December 31, 2008.

Gold production at the Dolores Mine in February 2009 was 5,089 ounces, up 88% from 2,700 ounces in January 2009. Silver production totaled 111,010 ounces in February 2009, up 122% from 50,000 ounces in January 2009.

“In February, we entered positive cash flow for the first time as the market value of gold and silver produced at Dolores significantly exceeded the direct cash operating costs incurred during the same period. We achieved this milestone sooner than anticipated in part due to the strong gold and silver prices, the decreasing value of the Mexican peso and a rapid increase in production,” said Mark Bailey, President and Chief Executive Officer. “The Dolores Mine remains well on target to reach commercial production in the second quarter of 2009.”

Outlook

Gold and silver production in March is expected to continue to increase as the volume of ore under leach and time under leach increases. Minefinders expects the rate of production of gold and silver to escalate to a steady state level later in the year.

The crushing and stacking rate has continued to increase. Average throughput in March 2009 is expected to be at or near 18,000 tonnes per day, the planned average rate through the life of the Dolores Mine.

Further details on the first quarter 2009 production will be disclosed in late April or early May 2009 including volumes produced, volumes sold, averaged realized prices and operating costs.

Recent photos of operations at Dolores can be viewed at www.minefinders.com in the Dolores Gallery.

Fiscal 2008 Financial results

The Company commenced first production of gold and silver at the Dolores Mine in late November 2008 and produced 3,093 ounces of gold and 57,378 ounces of silver in November and December of 2008. The Company sold 2,440 ounces of gold and 42,800 ounces of silver in the 2008 fourth quarter, all in December. The average realized price was approximately US$843 per ounce of gold and approximately US$10.69 per ounce of silver. Pre-commercial production operating costs, net of sales revenue, were capitalized to mine development costs.

The Company recorded a net loss in 2008 of $29.12 million ($0.58 per share), compared with a net loss of $19.204 million ($0.39 per share) in 2007.  The increase in the loss for 2008 as compared to 2007 is due primarily to the increase in activity as the Dolores Mine transitioned to pre-commercial production. Also contributing to the 2008 loss were a $1.25 million foreign exchange loss, higher interest expense associated with the revolving credit facility and lower interest income during the year.

During 2008, the Company spent $63.248 million (2007 - $90.247 million) on mineral property, plant and equipment, primarily in the construction and commissioning of the Dolores Mine and in pre-commercial production operating expenditures, net of associated sales revenue. The decrease is due to the wind-down and completion of construction activities at the Dolores Mine during 2008 and the continuing transition to commercial operations.

At December 31, 2008, the Company had $26.018 million in cash and cash equivalents and net working capital of $24.831 million, which is more than sufficient liquidity to attain commercial production at the Dolores Mine.

Management’s Discussion and Analysis as well as the complete financial statements and notes for the year-ended December 31, 2008 are available on the Company’s website at www.minefinders.com and on SEDAR at www.sedar.com.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. The Company continues its exploration efforts on other prospective projects in Mexico to build a quality pipeline of precious metals projects for future growth.

Investor contact:

Mike Wills

Minefinders Corporation Ltd.

(604) 687-6263

mike@minefinders.com

www.minefinders.com

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This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" of Minefinders' Annual Information Form for the year ended December 31, 2008 and under the heading "Risks and Uncertainties" of Minefinders' Management’s Discussion and Analysis for the year ended December 31, 2008, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

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